Exhibit 3

Consolidated Financial Statements

RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and all financial information contained in the annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, have incorporated estimates based on the best judgment of management.

Management is responsible for the development of internal controls over the reporting process. Management believes that the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of financial reports.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee (the Committee). The Committee consists of four non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee reviews the consolidated financial statements, annual report and management’s discussion and analysis, and recommends them to the Board for approval. The Committee considers, for review by the Board and approval by the shareholders, the appointment of the external auditors.

In addition, the Committee reviews and approves unaudited interim financial statements, news releases on interim financial results and the interim management’s discussion and analysis before their distribution. The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG have full and unrestricted access to the Committee.

KPMG have provided an independent professional opinion on the fairness of these consolidated financial statements. Their opinion is included in the annual report.

Brian D. Gregson	Bruce Aitken	Ian P. Cameron

Chairman of the Audit, Finance and	President	Senior Vice President, Finance and
Risk Committee	and Chief Executive Officer	Chief Financial Officer

March 4, 2005

AUDITORS’ REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Methanex Corporation as at December 31, 2004 and 2003 and the consolidated statements of income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada
March 4, 2005

Consolidated Balance Sheets

(thousands of U.S. dollars, except number of shares)

AS AT DECEMBER 31	2004	2003

ASSETS
Current assets:
Cash and cash equivalents	$210,049	$287,863
Receivables (note 3)	293,207	220,871
Inventories	142,164	126,729
Prepaid expenses	16,480	14,852

	661,900	650,315
Property, plant and equipment (note 4)	1,366,787	1,320,227
Other assets (note 6)	96,194	111,258

	$2,124,881	$2,081,800

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$230,758	$178,420
Current maturities on long-term debt and other long-term liabilities	268,303	33,026

	499,061	211,446
Long-term debt (note 7)	350,868	756,185
Other long-term liabilities (note 8)	60,170	67,420
Future income taxes (note 13)	265,538	261,218
Shareholders’ equity:
Capital stock:
Authorized:
25,000,000 authorized preferred shares without nominal or par value
Unlimited authorization of common shares without nominal or par value
Issued and outstanding common shares at December 31, 2004 was 120,022,417 (2003 – 120,007,767)	523,255	499,258
Contributed surplus	3,454	7,234
Retained earnings	422,535	279,039

	949,244	785,531

	$2,124,881	$2,081,800

See accompanying notes to consolidated financial statements.

Approved by the Board:

Brian D. Gregson	Bruce Aitken

Director	Director

Consolidated Statements of Income

(thousands of U.S. dollars, except number of common shares and per share amounts)

FOR THE YEARS ENDED DECEMBER 31	2004	2003

Revenue	$1,719,484	$1,419,546
Cost of sales and operating expenses	1,285,097	1,033,070
Depreciation and amortization	78,701	96,078

Operating income before undernoted items	355,686	290,398
Interest expense (note 10)	(30,641)	(38,815)
Interest and other income	6,627	13,843
Asset restructuring charges (note 11)	—	(139,352)
Write-off of Australia project development costs (note 11)	—	(39,833)

Income before income taxes	331,672	86,241
Income taxes (note 13):
Current	(48,572)	(39,586)
Future	(46,656)	(45,239)

	(95,228)	(84,825)

Net income	$236,444	$1,416

Weighted average number of common shares outstanding	121,515,689	122,961,809
Diluted weighted average number of common shares outstanding	122,955,016	125,811,353
Basic net income per common share	$1.95	$0.01
Diluted net income per common share	$1.92	$0.01

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

(thousands of U.S. dollars, except number of common shares)

					TOTAL SHARE-
	NUMBER OF	CAPITAL	CONTRIBUTED	RETAINED	HOLDERS’
	COMMON SHARES	STOCK	SURPLUS	EARNINGS	EQUITY

Balance, December 31, 2002, as previously reported	125,651,639	$517,210	$—	$386,868	$904,078

Adjustments for retroactive adoption of new accounting policies:

Compensation expense related to stock options (note 1(l))	—	—	3,444	(3,444)	—

Asset retirement obligations (note 1(i))	—	—	—	4,259	4,259

Balance, December 31, 2002, as restated	125,651,639	517,210	3,444	387,683	908,337

Net income, as previously reported	—	—	—	7,508	7,508

Adjustments for retroactive adoption of new accounting policies:

Compensation expense related to stock options (note 1(l))	—	—	3,790	(3,790)	—

Asset retirement obligations (note 1 (i))	—	—	—	(2,302)	(2,302)

Net income, as restated				1,416

Proceeds on issue of shares on exercise of stock options	3,356,128	19,173	—	—	19,173

Payments for shares repurchased	(9,000,000)	(37,125)	—	(51,523)	(88,648)

Dividend payments	—	—	—	(58,537)	(58,537)

Balance, December 31, 2003, as restated	120,007,767	499,258	7,234	279,039	785,531

Net income	—	—	—	236,444	236,444

Compensation expense related to stock options included in net income	—	—	1,738	—	1,738

Proceeds on issue of shares on exercise of stock options	6,158,250	44,654	—	—	44,654

Reclassification of grant date fair value on exercise of stock options	—	5,518	(5,518)	—	—

Payment for shares repurchased	(6,143,600)	(26,175)	—	(59,545)	(85,720)

Dividend payments	—	—	—	(33,403)	(33,403)

Balance, December 31, 2004	120,022,417	$523,255	$3,454	$422,535	$949,244

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(thousands of U.S. dollars)

FOR THE YEARS ENDED DECEMBER 31	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$236,444	$1,416
Add non-cash items:
Depreciation and amortization	78,701	96,078
Future income taxes	46,656	45,239
Asset restructuring charges (note 11)	—	129,565
Write-off of Australia project development costs (note 11)	—	39,833
Other	12,895	18,279

Cash flows from operating activities before undernoted changes	374,696	330,410
Changes in non-cash working capital (note 14)	(39,077)	28,405
Utilization of prepaid natural gas	—	2,149

	335,619	360,964
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of limited recourse long-term debt	(182,758)	(40,731)
Proceeds on issue of limited recourse long-term debt	14,887	46,547
Release of restricted cash	14,258	—
Funding of debt service reserve	(9,060)	—
Proceeds on issue of shares on exercise of stock options	44,654	19,173
Payment for shares repurchased	(85,720)	(88,648)
Dividend payments	(33,403)	(58,537)
Repayment of other long-term liabilities	(14,588)	(16,470)

	(251,730)	(138,666)
CASH FLOWS FROM INVESTING ACTIVITIES:
Plant and equipment under construction or development	(134,184)	(206,968)
Property, plant and equipment	(22,539)	(35,982)
Accounts payable and accrued liabilities related to capital expenditures	1,886	1,522
Acquisition of Titan Methanol Company (note 2)	—	(74,130)
Other assets	(6,866)	(40,264)

	(161,703)	(355,822)

Decrease in cash and cash equivalents	(77,814)	(133,524)
Cash and cash equivalents, beginning of year	287,863	421,387

Cash and cash equivalents, end of year	$210,049	$287,863

SUPPLEMENTARY CASH FLOW INFORMATION:
Interest paid, net of capitalized interest	$31,277	$34,278
Income taxes paid, net of amounts refunded	$49,628	$33,716
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Long-term liability incurred on acquisition of property, plant and equipment	$—	$12,976

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)
Years ended December 31, 2004 and 2003

1. Significant accounting policies:

(a) Basis of presentation:

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and include the accounts of Methanex Corporation, its subsidiaries and its proportionate share of joint venture revenues, expenses, assets and liabilities. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Policies requiring significant estimates are described below. Actual results could differ from those estimates.

(b) Reporting currency and foreign currency translation:

The majority of the Company’s business is transacted in U.S. dollars and, accordingly, the consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the rates of exchange prevailing at the balance sheet dates and revenues and expenditures at average rates of exchange during the year. Foreign exchange gains and losses are included in earnings.

(c) Cash equivalents:

Cash equivalents include securities with maturities of three months or less when purchased.

(d) Receivables:

The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Credit losses have been within the range of management’s expectations.

(e) Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value.

(f) Property, plant and equipment:

Property, plant and equipment are recorded at cost. Interest incurred during construction is capitalized to the cost of the asset. Depreciation and amortization is provided on a basis and at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value. Depreciation and amortization for all property, plant and equipment, except for the New Zealand plants, is provided on a straight-line basis. Prior to the writedown of the New Zealand plants to their estimated residual value at December 31, 2003, depreciation and amortization had been provided for these assets on a unit-of-natural-gas consumption basis.

Routine repairs and maintenance costs are expensed as incurred. At intervals of three or more years, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacements of catalyst. Costs associated with these shutdowns are amortized over the period until the next planned turnaround.

(g) Interest in Atlas joint venture:

The Company’s interest in the Atlas joint venture is accounted for using the proportionate consolidation method. Under this method, the Company’s proportionate share of joint venture revenues, expenses, assets and liabilities is included in the consolidated financial statements.

(h) Other assets:

Marketing and production rights and deferred charges are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.

1. Significant accounting policies (continued):

(h) Other assets (continued):

Natural gas prepayments are capitalized to other assets and are amortized to cost of sales and operating expenses on an appropriate basis to charge the cost of the assets against earnings as used. Financing costs for long-term obligations are capitalized to other assets and amortized to interest expense over the term of the related liability.

(i) Asset retirement obligations:

Effective January 1, 2004, the Company retroactively adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (CICA) for accounting for asset retirement obligations, with restatement of prior periods. At December 31, 2002, the restatement resulted in an increase to property, plant and equipment of $1.0 million, a decrease to the accrual for asset retirement obligations of $3.3 million and an increase to retained earnings of $4.3 million. The restatement of the results for the year ended December 31, 2003 resulted in a reduction to net income of $2.3 million.

The Company recognizes asset retirement obligations for those sites where a reasonably definitive estimate of the fair value of the obligation can be determined. The Company estimates fair value by determining the current market cost required to settle the asset retirement obligation and adjusts for inflation through to the expected date of the expenditures and discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis it is increased each period, through a charge to earnings, until the estimated date of settlement. The resulting expense is included in cost of sales and operating expenses. Asset retirement obligations are not recognized with respect to assets with indefinite or indeterminate lives as the fair values of the asset retirement obligations cannot be reasonably estimated due to timing uncertainties. The Company reviews asset retirement obligations on a periodic basis and adjusts the liability as necessary to reflect changes in the estimated future cash flows and timing underlying the fair value measurement.

(j) Employee future benefits:

Accrued pension benefit obligations and related expenses for defined benefit pension plans are determined using current market bond yields to measure the accrued pension benefit obligation. Adjustments that exceed 10% of the greater of the accrued benefit obligation and the fair value of the plan assets that arise from plan amendments, experience gains and losses and changes in assumptions are amortized on a straight-line basis over the estimated average remaining service lifetime of the employee group. Gains or losses arising from plan curtailments and settlements are recognized in the year in which they occur.

The cost for defined contribution benefit plans is expensed as earned by the employees.

(k) Net income per common share:

The Company calculates basic net income per common share by dividing net income by the weighted average number of common shares outstanding and calculates diluted net income per common share under the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net income per share assumes that the total of the proceeds to be received on the exercise of dilutive stock options and the unrecognized portion of the fair value of stock options is applied to repurchase common shares at the average market price for the period. A stock option is dilutive only when the average market price of common shares during the period exceeds the exercise price of the stock option.

1. Significant accounting policies (continued):

(k) Net income per common share (continued):

A reconciliation of the weighted average number of common shares outstanding is as follows:

	2004	2003

Denominator for basic net income per common share	121,515,689	122,961,809
Effect of dilutive stock options	1,439,327	2,849,544

Denominator for diluted net income per common share	122,955,016	125,811,353

(l) Stock-based compensation:

The Company grants stock-based awards as an element of compensation. Stock-based awards can include stock options, restricted share units or deferred share units. The stock option plan of the Company and the terms of the restricted and deferred share units are described in note 9.

Effective January 1, 2004, the Company retroactively adopted the amended recommendations of the CICA related to the accounting for stock-based compensation related to stock options, with restatement of prior periods. The amended standard requires recognition of an estimate of the fair value of stock options granted as a charge to earnings. The restatement at December 31, 2002 resulted in an increase to contributed surplus and a decrease to retained earnings of $3.4 million, representing the compensation expense recorded for stock options granted on or after January 1, 2002. The restatement of the results for the year ended December 31, 2003 resulted in an increase to contributed surplus and cost of sales and operating expenses of $3.8 million.

For stock options granted by the Company, the cost of the service received as consideration is measured based on an estimate of fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the service period with a corresponding increase in contributed surplus. Consideration received on the exercise of stock options, together with the compensation expense previously recorded as contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.

Deferred and restricted share units are grants of notional common shares that are non-dilutive to shareholders. Compensation expense for deferred and restricted share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. Upon vesting, deferred and restricted share units are redeemable for cash based on the market value of the Company’s common shares.

(m) Revenue recognition:

Revenue is generally recognized as risk and title to the product transfers to the customer, which usually occurs at the time shipment is made.

Prior to 2004, in-market distribution costs billed to customers were included as a reduction to revenue in the consolidated financial statements. For the year ended December 31, 2004, $21.5 million (2003 — $25.1 million) of these costs have been reclassified from revenue to cost of sales and operating expenses with no impact on reported earnings. This change in financial statement presentation has been applied retroactively, with restatement of prior periods.

1. Significant accounting policies (continued):

(n) Financial instruments:

A substantial portion of the Company’s business is transacted in its reporting currency, the U.S. dollar. At the Company’s production facilities in Chile, Trinidad, Canada and New Zealand, certain of the underlying operating costs and capital expenditures are incurred in currencies other than the U.S. dollar. In addition, certain revenues in Europe are realized in the Euro or the British pound. The Company uses derivative financial instruments to reduce its exposure to fluctuations in foreign exchange on certain committed and anticipated transactions to contribute to achieving cost structure and revenue targets. The Company does not utilize derivative financial instruments for trading or speculative purposes.

The Company formally documents all derivative financial instruments designated as hedges, including the risk management objective and strategy. The Company assesses, on an ongoing basis, whether the designated derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.

Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge anticipated or committed foreign currency denominated exposures are recognized as an adjustment to the related operating costs, revenue or capital expenditures when the hedged transaction is recorded.

Gains and losses on natural gas financial instruments used to hedge natural gas exposures are recognized as an adjustment to the related hedged transaction when realized.

Premiums paid or received with respect to derivative financial instruments are deferred and amortized to income over the effective period of the contracts.

Derivative financial instruments not designated as hedges are recorded at fair value with changes in fair value recognized immediately in earnings.

(o) Income taxes:

Future income taxes are accounted for using the asset and liability method. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantively enacted tax rates that are expected to be in effect when the underlying item of income or expense is expected to be realized. The effect of a change in tax rates is recognized in the period of substantive enactment. Future tax benefits, such as non-capital loss carryforwards, are recognized to the extent that realization of such benefits is considered to be more likely than not.

The determination of income taxes requires the use of judgment and estimates. If certain judgments or estimates prove to be inaccurate, or if certain tax rates or laws change, the Company’s results of operations and financial position could be materially impacted.

The Company does not accrue for taxes that will be incurred upon distributions from its subsidiaries unless it is probable that the earnings will be repatriated.

2. Acquisition of Titan Methanol Company:

Effective May 1, 2003, the Company acquired the remaining 90% interest in Titan Methanol Company (Titan). Titan’s principal asset is an 850,000 tonne per year methanol facility in Trinidad. The Company had acquired a 10% interest in Titan in 2000. The acquisition has been accounted for under the purchase method of accounting with its results of operations consolidated from the date of acquisition. The Company’s 100% interest in the net assets at fair values at the date of acquisition is as follows:

Net assets acquired:
Cash	$4,384
Other current assets	35,323
Property, plant and equipment	285,144
Restricted cash for debt service reserve	9,874
Current liabilities, excluding current maturities of long-term debt	(11,969)
Interest rate swap contract	(10,055)
Long-term debt, including current maturities	(222,959)
Future income taxes	(728)

$89,014

Consideration, including costs on acquisition:
Cash	$78,514
Carrying value of original 10% investment in Titan	10,500

$89,014

3. Receivables:

	2004	2003

Trade	$244,217	$167,749
Value-added and other taxes	14,650	19,380
Other	34,340	33,742

	$293,207	$220,871

4. Property, plant and equipment:

		ACCUMULATED	NET BOOK
	COST	DEPRECIATION	VALUE

December 31, 2004
Plant and equipment	$2,422,148	$1,302,701	$1,119,447
Plant and equipment under construction	222,443	—	222,443
Other	53,976	29,079	24,897

	$2,698,567	$1,331,780	$1,366,787

December 31, 2003
Plant and equipment	$2,157,513	$1,237,872	$919,641
Plant and equipment under construction	377,840	—	377,840
Other	48,827	26,081	22,746

	$2,584,180	$1,263,953	$1,320,227

5. Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). The joint venture has constructed a 1.7 million tonne per year methanol plant in Trinidad that began operations on July 29, 2004.

The consolidated financial statements include the following amounts representing the Company’s proportionate interest in the Atlas joint venture:

	2004	2003

Consolidated Balance Sheets:
Cash and cash equivalents	$13,981	$18,429
Other current assets	21,677	2,443
Property, plant and equipment	284,336	235,718
Other assets	14,930	5,996
Current liabilities, excluding current maturities on long-term debt	30,112	4,486
Long-term debt, including current maturities (note 7)	159,012	144,125

Consolidated Statements of Income:
Revenue	$68,980	$—
Expenses	46,692	—

Net Income	$22,288	$—

Consolidated Statements of Cash Flows:
Cash inflows from operating activities	$32,865	$—
Cash inflows from financing activities	5,827	46,547
Cash outflows from investing activities	(52,676)	(74,365)

6. Other assets:

	2004	2003

Marketing and production rights, net of accumulated amortization	$57,625	$68,369
Deferred financing costs, net of accumulated amortization	11,566	13,560
Restricted cash for debt service reserve	9,060	14,258
Deferred charges, net of accumulated amortization	5,363	3,805
Other	12,580	11,266

	$96,194	$111,258

Amortization of marketing and production rights and deferred charges included in depreciation and amortization was $10.7 million (2003 — $ 7.2 million). Amortization of deferred financing costs included in interest expense was $2.1 million (2003 — $1.3 million).

7. Long-term debt:

		2004	2003

Unsecured notes:

i)	7.75% due August 15, 2005 (effective yield 7.83%)	249,920	$249,783

ii)	8.75% due August 15, 2012 (effective yield 8.75%)	200,000	200,000

		449,920	449,783

Atlas Methanol Company – limited recourse debt facilities (63.1% proportionate share):

i)	Senior commercial bank loan facility to a maximum amount of $71 million with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 2.25% to 2.75%. Principal will be paid in twelve semi-annual payments commencing June 5, 2005.	71,303	64,203

ii)	Senior secured notes to a maximum amount of $63 million bearing an interest rate of 7.95% with semi-annual interest payments. Principal will be paid in nine semi-annual payments commencing December 5, 2010.	63,100	56,229

iii)	Senior fixed rate bonds to a maximum amount of approximately $15 million bearing an interest rate of 8.25% with semi-annual interest payments. Principal will be paid in four semi-annual payments commencing June 5, 2015.	15,144	15,144

iv)	Subordinated loans to a maximum amount of $9 million with an interest rate based on LIBOR plus a spread ranging from 2.25% to 2.75%. Principal will be paid in twenty semi-annual payments commencing December 5, 2010.	9,465	8,549

		159,012	144,125

Titan Methanol Company – limited recourse debt facilities:

i)	Senior loans with an average fixed interest rate of 7.4%.	—	50,810

ii)	Facilities and loans with variable interest rates based on LIBOR plus a spread ranging from 0.75% to 4%.	—	132,828

		—	183,638

		608,932	777,546
Less current maturities		(258,064)	(21,361)

		$350,868	$756,185

The aggregate amount of minimum principal payments required in each of the next five years for long-term debt is as follows:

2005	2006	2007	2008	2009

$258,064	$14,032	$14,032	$14,032	$14,032

Limited recourse debt facilities are secured only by the assets of the related subsidiary or joint venture. Under the terms of the Atlas limited recourse facilities, the joint venture can make cash or other distributions after fulfilling certain conditions. These conditions include the payment of the scheduled senior and subordinated debt payments, compliance with certain financial covenants and funding of a debt service reserve account.

The Company has available an unsecured revolving bank facility of $250 million that expires in December 2006. This facility ranks pari passu with the unsecured notes.

7. Long-term debt (continued):

Under a covenant set out in the indenture to the 7.75% notes due August 15, 2005, as amended, the Company can pay cash dividends or make other shareholder distributions to the extent that Consolidated Net Worth (as defined in the indenture), which approximates shareholders’ equity plus $200 million, is equal to or greater than $850 million. At December 31, 2004, Consolidated Net Worth was approximately $1,149 million. If Consolidated Net Worth is less than $850 million, then the Company is limited to declaring and paying a maximum of $30 million of dividends in any twelve-month period.

During 2004, the Company repaid all of the limited recourse long-term debt related to the Titan methanol facility.

8. Other long-term liabilities:

	2004	2003

Asset retirement obligations	$26,757	$26,023
Consideration payable for acquisition of ammonia production assets	9,454	13,533
Interest rate swap contract	4,255	8,275
Fortier asset restructuring	324	5,648
Deferred and restricted share units (note 9 (b))	15,350	5,565
Other	14,269	20,041

	70,409	79,085
Less current maturities	(10,239)	(11,665)

	$60,170	$67,420

The Company has accrued for asset retirement obligations for those sites where a reasonably definitive estimate of the fair value of the obligation can be made. Cash expenditures applied against the asset retirement obligations accrual in 2004 were $0.5 million (2003 – $0.9 million). Because of uncertainties in estimating costs and the timing of expenditures related to the currently identified sites, asset retirement obligations could differ from the amounts estimated.

9. Stock-based compensation:

The Company provides stock-based compensation to its directors and certain employees through grants of stock options and deferred or restricted share units.

(a) Stock options:

There are two types of options granted under the Company’s stock option plan: incentive stock options and performance stock options. At December 31, 2004, the Company had 1.0 million common shares reserved for future stock option grants to its directors and employees under the Company’s stock option plan.

i) Incentive stock options:

The exercise price of each incentive stock option is equal to the quoted market price of the Company’s common shares at the date of the grant. An option’s maximum term is ten years; one-half of the options vest one year after the date of the grant, with a further vesting of one-quarter of the options per year over the subsequent two years.

9. Stock-based compensation (continued):

i) Incentive stock options (continued):

Common shares reserved for outstanding incentive stock options at December 31, 2004 and 2003:

	OPTIONS DENOMINATED IN CAD $		OPTIONS DENOMINATED IN US $
		WEIGHTED		WEIGHTED
	NUMBER OF	AVERAGE	NUMBER OF	AVERAGE
	STOCK OPTIONS	EXERCISE PRICE	STOCK OPTIONS	EXERCISE PRICE

Outstanding at December 31, 2002	6,848,328	$10.53	2,432,000	$6.47
Granted	—	—	1,194,000	9.23
Exercised	(2,121,178)	8.89	(447,950)	6.47
Cancelled	(44,375)	10.35	(72,500)	7.56

Outstanding at December 31, 2003	4,682,775	11.27	3,105,550	7.51
Granted	—	—	103,300	11.74
Exercised	(3,698,100)	10.70	(1,738,950)	7.02
Cancelled	(200,000)	23.75	(72,900)	8.86

Outstanding at December 31, 2004	784,675	$10.82	1,397,000	$8.36

	STOCK OPTIONS OUTSTANDING			STOCK OPTIONS EXERCISABLE
	AT DECEMBER 31, 2004			AT DECEMBER 31, 2004
		WEIGHTED
		AVERAGE	WEIGHTED	NUMBER	WEIGHTED
	NUMBER OF	REMAINING	AVERAGE	OF STOCK	AVERAGE
	STOCK OPTIONS	CONTRACTUAL	EXERCISE	OPTIONS	EXERCISE
RANGE OF EXERCISE PRICES	OUTSTANDING	LIFE	PRICE	EXERCISABLE	PRICE

Options denominated in CAD $
$ 3.29 to 5.85	95,900	4.8	$4.19	95,900	$4.19
9.56 to 11.60	401,825	4.7	10.20	401,825	10.20
13.65 to 14.63	286,950	1.7	13.90	286,950	13.90

	784,675	3.6	$10.82	784,675	$10.82

Options denominated in US $
$ 6.45	521,900	7.1	6.45	51,338	6.45
8.79 to 9.23	865,100	8.4	9.46	197,700	9.22
13.39	10,000	9.5	13.34	—	—

	1,397,000	7.9	$8.36	249,038	$8.65

ii) Performance stock options:

Common shares reserved for outstanding performance stock options at December 31, 2004 and 2003:

	NUMBER OF	AVERAGE EXERCISE
	STOCK OPTIONS	PRICE (CAD $)

Outstanding at December 31, 2002	1,712,200	$4.47
Exercised	(787,000)	4.47

Outstanding at December 31, 2003	925,200	4.47
Exercised	(721,200)	4.47

Outstanding at December 31, 2004	204,000	$4.47

9. Stock-based compensation (continued):

ii) Performance stock options (continued):

The performance stock options were granted in 1999. The vesting of the performance stock options is tied to the market value of the common shares subsequent to the date of grant based on the shares trading at, or above, CAD $10, CAD $15 and CAD $20. As at December 31, 2004, all outstanding performance stock options have vested and are exercisable. The performance stock options expire September 9, 2009.

iii) Fair value disclosures:

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003

Risk-free interest rate	3%	5%
Expected dividend yield	2%	2%
Expected life of option	5 years	5 years
Expected volatility	35%	35%
Weighted average fair value of options granted ($US/share)	$3.36	$2.59

For the year ended December 31, 2004, compensation expense related to stock options was $1.7 million (2003 — $3.8 million).

(b) Deferred and restricted share units:

Directors, executive officers and management may elect to receive some elements of their compensation and long-term compensation in the form of deferred or restricted share units. Holders of deferred and restricted share units are entitled to dividend-equivalents in the form of additional deferred or restricted share units. Deferred and restricted share units outstanding at December 31, 2004 and 2003 are as follows:

	NUMBER OF	NUMBER OF
	DEFERRED SHARE	RESTRICTED SHARE
	UNITS	UNITS

Outstanding at December 31, 2002	309,659	—
Granted	40,684	534,000
Dividend-equivalents	16,046	10,882
Redeemed	—	(44,242)

Outstanding at December 31, 2003	366,389	500,640
Granted	187,773	579,700
Dividend-equivalents	10,669	21,049
Cancelled	—	(9,243)
Redeemed	(109,312)	(77,833)

Outstanding at December 31, 2004	455,519	1,014,313

The fair value of deferred and restricted share units at December 31, 2004 was $26.9 million (2003 — $9.8 million) compared with an accrued value of $15.4 million (2003 — $5.6 million). For the year ended December 31, 2004, compensation expense related to deferred and restricted share units included in cost of sales and operating expenses is $12.8 million (2003 — $3.6 million). Included in compensation expense for the year ended December 31, 2004 is $7.0 million (2003 — $1.3 million) related to the increase in the Company’s share price since the date of grant.

10. Interest expense:

	2004	2003

Interest expense before capitalized interest	$54,503	$58,991
Less capitalized interest	(23,862)	(20,176)

	$30,641	$38,815

11. Asset restructuring charges and write-off of Australia project development costs:

At December 31, 2003, the Company recorded a non-cash asset impairment charge totaling $129.6 million relating to the carrying value of property, plant and equipment and related assets in New Zealand and Medicine Hat, Alberta. The Company also incurred costs and made payments of $9.8 million primarily for employee termination benefits to reduce the workforce at the Company’s New Zealand operations and for costs to re-mothball the Medicine Hat facility.

During 2003, the Company recorded a write-off of plant and equipment under development in the amount of $39.8 million related to the decision to not proceed with the development of a methanol plant located in Western Australia.

12. Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

Revenues attributed to geographic regions, based on location of customers, are as follows:

		UNITED		OTHER		LATIN
	CANADA	STATES	JAPAN	ASIA	EUROPE	AMERICA	TOTAL

Revenue:
2004	$75,398	$656,668	$182,291	$343,499	$350,947	$110,681	$1,719,484
2003	63,293	437,531	182,260	306,541	326,594	103,327	1,419,546

Net book value of property, plant and equipment by country is as follows:

	CHILE	TRINIDAD	CANADA	KOREA	OTHER	TOTAL

Property, plant and equipment:
2004	$757,886	$555,916	$28,850	$10,538	$13,597	$1,366,787
2003	702,732	555,277	37,349	7,428	17,441	1,320,227

13. Income and other taxes:

(a) Income tax expense:

The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to income before taxes. These differences are as follows:

	2004	2003

Canadian statutory tax rate	36%	36%
Income tax expense calculated at Canadian statutory rate	$119,402	$31,047
Increase (decrease) in tax resulting from:
Income taxed in foreign jurisdictions	(35,958)	(36,223)
Losses not tax-effected	29,919	105,811
Benefits of previously unrecognized loss carryforwards and temporary differences	(15,081)	(1,854)
Non-taxable income and non-deductible expenses	(3,427)	(9,348)
Other	373	(4,608)

Total income tax expense	$95,228	$84,825

(b) Net future income tax liability:

The tax effect of temporary differences that give rise to significant portions of the future income tax liabilities and future income tax assets are as follows:

	2004	2003

Future income tax liabilities:
Property, plant and equipment	$159,096	$198,240
Other	150,853	98,310

	309,949	296,550

Future income tax assets:
Non-capital loss carryforwards	281,484	232,012
Property, plant and equipment	46,946	54,974
Other	28,548	29,846

	356,978	316,832
Future income tax asset valuation allowance	(312,567)	(281,500)

	44,411	35,332

Net future income tax liability	$265,538	$261,218

On acquisition of Titan Methanol Company in 2003, the Company recorded a future income tax liability based on uncertainty related to an interpretation of certain tax legislation. During 2004, the Company reviewed its accounting for the acquisition in light of recent events clarifying the tax legislation in effect at the date of acquisition. As a result, at March 31, 2004, the Company recorded a balance sheet adjustment to reduce the future income tax liability and property, plant and equipment by $42 million.

At December 31, 2004, the Company had non-capital loss carryforwards available for tax purposes of $583 million in Canada, $83 million in the United States and $73 million in New Zealand. In Canada and the United States these loss carryforwards expire between 2006 and 2023. In New Zealand the loss carryforwards do not have an expiry date.

14. Changes in non-cash working capital:

Changes in non-cash working capital related to operating activities for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003

Receivables	$(72,336)	$1,732
Inventories	(15,565)	552
Prepaid expenses	(1,628)	(2,773)
Accounts payable and accrued liabilities	50,452	28,894

Decrease (increase) in non-cash working capital	$(39,077)	$28,405

15. Derivative financial instruments:

The Company’s forward exchange contracts to purchase and sell foreign currency in exchange for U.S. dollars at December 31, 2004 are as follows:

		AVERAGE
	NOTIONAL	EXCHANGE
	AMOUNT	RATE	MATURITY

Forward exchange purchase contracts:
Euro	14 million	$0.9931	2005

Forward exchange sales contracts:
Euro	22 million	$1.2710	2005
Chilean peso	18 billion	$0.0016	2005
British pound	4 million	$1.8539	2005

The Company has an interest rate swap contract with a notional principal amount of $55 million at December 31, 2004. Under the contract, the Company receives floating-rate LIBOR amounts in exchange for payments based on a fixed interest rate of 6.6%. The contract matures over the period to 2010.

16. Fair value disclosures:

The carrying values of cash and cash equivalents, trade receivables, accounts payable and accrued liabilities, and other long-term liabilities meeting the definition of a financial instrument approximate their fair values.

The carrying values and fair values of the Company’s long-term debt and derivative financial instruments at December 31, 2004 and 2003 are as follows:

	2004		2003
	CARRYING	FAIR	CARRYING	FAIR
	VALUE	VALUE	VALUE	VALUE

Long-term debt	$(608,932)	$(662,000)	$(777,546)	$(816,000)
Derivative financial instruments:
Forward exchange contracts	$(5,255)	$(229)	$—	$31,226
Interest rate swap contract	$(4,255)	$(4,255)	$(8,275)	$(7,920)

16. Fair value disclosures (continued):

Included in the fair value of the derivative financial instruments are unrealized losses of $0.1 million (2003 — gains of $23.3 million) related to forward exchange contracts that hedge anticipated transactions denominated in foreign currencies for which there is not a contractual agreement in place.

The fair value of the Company’s long-term debt is estimated by reference to current market prices for other debt securities with similar terms and characteristics. The fair values of the Company’s derivative financial instruments are determined based on quoted market prices received from counterparties. Until settled, the fair values of the derivative financial instruments will fluctuate based on changes in foreign exchange rates and interest rates.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was $5.1 million at December 31, 2004 (2003 — $34.9 million).

17. Retirement plans:

(a) Defined benefit pension plans:

The Company has non-contributory defined benefit pension plans covering certain employees. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

	2004	2003

Accrued benefit obligations:
Balance, beginning of year	$42,671	$31,087
Current service cost	2,024	1,735
Interest cost on accrued benefit obligations	2,519	2,104
Benefit payments	(1,548)	(834)
Actuarial losses	614	2,358
Foreign exchange losses	3,897	6,221

Balance, end of year	50,177	42,671
Fair value of plan assets:
Balance, beginning of year	28,997	19,842
Actual returns on plan assets	2,071	2,273
Contributions	4,007	3,244
Benefit payments	(1,548)	(834)
Foreign exchange gains	2,538	4,472

Balance, end of year	36,065	28,997

Funded status	(14,112)	(13,674)
Unrecognized items:
Actuarial losses	6,994	6,980
Other	61	161

Accrued benefit liabilities	$(7,057)	$(6,533)

17. Retirement plans (continued):

The Company’s net defined benefit pension plan expense for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003

Net defined benefit pension plan expense:
Current service cost	$2,024	$1,735
Interest cost on accrued benefit obligations	2,519	2,104
Actual returns on plan assets	(2,071)	(2,273)
Other	1,531	1,950

Net expense	$4,003	$3,516

The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as of December 31, 2003. The next actuarial reports for funding purposes are scheduled to be completed as of December 31, 2006.

The actuarial assumptions used in accounting for the defined benefit pension plans are as follows:

	2004	2003

Benefit obligation at December 31:
Discount rate	6.00%	6.25%
Rate of compensation increase	3.50%	4.00%

Net expense for year ended December 31:
Discount rate	6.25%	6.50%
Rate of compensation increase	4.00%	4.00%
Expected rate of return on plan assets	7.50%	8.00%

The asset allocation for the defined benefit plan assets as at December 31, 2004 and 2003 is as follows:

	2004	2003

Equity securities	65%	66%
Debt securities	29%	29%
Cash and other short-term securities	6%	5%

Total	100%	100%

(b) Defined contribution pension plans:

The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year was $2.2 million (2003 — $2.9 million).

18. Commitments:

(a) Take-or-pay purchase agreements and related commitments:

The Company has commitments under take-or-pay agreements to purchase annual quantities of feedstock supplies and to pay for transportation capacity related to these supplies to 2029. The minimum estimated commitment under these agreements is as follows:

2005	2006	2007	2008	2009	THEREAFTER

$189,572	$183,525	$187,202	$193,785	$192,961	$2,900,664

(b) Operating leases:

The Company has future minimum lease payments under operating leases relating primarily to vessel charter, terminal facilities, office space and equipment as follows:

2005	2006	2007	2008	2009	THEREAFTER

$107,062	$110,424	$96,483	$88,873	$88,662	$486,860

(c) Commitments for capital expenditures:

The Company is currently expanding its methanol production facilities in Chile. The Company estimates that the remaining capital expenditures for this project, including capitalized interest, will be approximately $53 million and will be incurred in 2005. The Company expects that these expenditures will be funded from cash generated from operations and cash and cash equivalents.